Exhibit 8.1
1	MPEL Holdings Limited, incorporated in the Cayman Islands

2	MPEL International Limited, incorporated in the Cayman Islands

3	MPEL Nominee One Limited, incorporated in the Cayman Islands

4	MPEL Investments Limited, incorporated in the Cayman Islands

5	Melco Crown Gaming (Macau) Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

6	Melco Crown (COD) Hotels Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

7	Melco Crown (COD) Developments Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

8	Altira Hotel Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China